

February 8, 2011

Ms. Cynthia A. Russo
Executive Vice President and Chief Financial Officer
Micros Systems, Inc.
7031 Columbia Gateway Drive
Columbia, Maryland 21046

      Re: **Micros Systems, Inc.**
               Form 10-K for the Fiscal Year Ended June 30, 2010
               Filed August 27, 2010
               File No. 000-09993

Dear Ms. Russo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 1. Business, page 3

1.   Please tell us whether any individual foreign country materially contributed to the revenues derived from external customers during the past three years. If so, please identify the country or countries in your response and confirm that you will disclose in future filings, as applicable, the information required by Item 101(d)(i)(C) of Regulation S-K in the business section or in a footnote to the financial statements cross-referenced in the business section.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill and indefinite-lived intangible assets, page 25

2.   We note your conclusion on page 61 that no impairment of goodwill existed as of and for the fiscal years ended June 30, 2010, 2009 and 2008. We further note that you have four reporting units. To the extent that your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- The amount of goodwill allocated to each reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 37

3.   While we note that your management concluded that disclosure controls and procedures as of the end of the period covered by this report are "functioning effectively," this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b). In your response letter, please tell us whether your management concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Further, in your future filings, please clarify, if true, that your officers concluded that your disclosure controls and procedures are effective. Similar concerns apply to your subsequent Forms 10-Q.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed October 13, 2010)

Compensation Discussion and Analysis

Bonus, page 10

4.   You indicate that the compensation committee exercised discretion in augmenting the bonuses awarded to each of the named executive officers in recognition of your strong performance for the 2010 fiscal year generally and taking into consideration the specific factors noted on page 11. However, we note that you did not provide an individualized discussion regarding how the compensation committee determined the amount of the discretionary bonus awarded to each named executive officer. Given the material amount of the discretionary bonus increases, an individualized discussion is warranted regarding the specific factors considered by the compensation committee in determining each bonus award as well as an analysis of how the amount of each bonus was determined. In your response, please provide us with this information and confirm that you will expand your disclosure, as applicable, to provide such disclosure on an individualized basis in future filings.

Summary Compensation Table (Fiscal 2010), page 14

5.   It appears from footnote 2 to the table that you have included discretionary bonuses in the "Non-Equity Incentive Plan Compensation" column (column (g)) instead of in the bonus column (column (d)). Please refer to our prior comment 11 in our letter dated April 8, 2009 and your response thereto. Please provide us supplementally with draft disclosure showing how you will present this information in future filings or advise.

Grants of Plan-Based Awards (Fiscal 2010), page 15

6.   We note further that you did not provide disclosure relating to the non-equity incentive plan compensation in the Grants of Plan-Based Awards Table. Please note that the grant of an award under a non-equity incentive plan should be disclosed in the Grants of Plan-Based Awards Table in the year of grant. Refer to Item 402(d)(2)(iii) of Regulation S-K and SEC Release No. 33–8732A. Please provide us supplementally with draft disclosure showing how you will present this information in future filings or advise.

<u>Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule
14A, filed October 13, 2010)</u>

<u>Security Ownership of Certain Beneficial Owners and Management, page 4</u>

7.   Please tell us the names of the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as the Neuberger Berman Group LLC. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Confirm that you will provide this information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551- 3548 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief